MULTI-BANK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

**Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934
As a Public Document**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39547

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/18_____ AND ENDING_____12/31/18_____

                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MULTI-BANK SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 TOWN CENTER, SUITE 2300

(No. and Street)

SOUTHFIELD	MICHIGAN	48075
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFEREY MACCAGNONE   248-291-1100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARNAGHI & SCHWARK, PLLC

(Name – *if individual, state last, first, middle name*)

30435 GROESBECK HIGHWAY	ROSEVILLE	MICHIGAN	48066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____JEFFERY MACCAGNONE_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____MULTI-BANK SECURITIES_____ , as
of _____December 31_____ , 20_18_____ , are true and correct. I further swear (or affirm) that
· neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____None_____

_____

_____

_____

_____

_____
                                        Signature

_____
President
                                        Title

_____
Notary Public



STEPHANIE M WOOD
NOTARY PUBLIC, STATE OF MI
COUNTY OF WAYNE
MY COMMISSION EXPIRES Apr 9, 2020
ACTING IN COUNTY OF Oakland

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Carnaghi & Schwark, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

UPTON PROFESSIONAL BUILDING

30435 GROESBECK HIGHWAY

ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Multi-Bank Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Multi-Bank Securities, Inc. as of December 31, 2018, and the related notes to the financial statements. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Multi-Bank Securities, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Multi-Bank Securities, Inc.'s management. Our responsibility is to express an opinion on Multi-Bank Securities Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Multi-Bank Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion

Carnaghi + Schwark, PLLC

We have served as Multi-Bank Securities, Inc.'s auditor since 1989.
Roseville, Michigan
February 21, 2019

MULTI-BANK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Assets:

Cash	$ 9,242,050
Accounts receivable:	
Brokers, dealers and clearing organization	1,679,176
Deposit - clearing organization	2,031,905
Other	51,575
Securities owned, at fair value	507,103,742
Prepaid Taxes	103,800
Prepaid expenses	332,491
Deferred tax asset (Note 2)	2,576,621
	$523,121,360
Other assets:	
Deferred costs (Note 6)	1,340,264
Total assets	$524,461,624

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable:	
Commissions due sales representatives	$ 2,243,728
Other	263,506
Securities sold, not yet purchased, at fair value	442,243,028
Accrued interest – subordinated debt	344,444
Accrued expenses	1,067,775
Total current liabilities	446,162,481
Subordinated debt (Note 7)	40,000,000
Deferred compensation (Note 9)	4,839,313
Total long-term liabilities	44,839,313
Total liabilities	491,001,794
Stockholder's equity:	
Common stock, par value $1.00 per share; 50,000 shares authorized; 16,000 shares issued	16,000
Capital in excess of par value	1,783,000
Retained earnings	31,660,830
Total stockholder's equity	33,459,830
	$524,461,624

See accompanying notes.

Note 1 - ORGANIZATION

Multi-Bank Securities, Inc. (the "Company") is an institutional fixed-income securities broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the U.S. Securities and Exchange Commission. The Company is a wholly owned subsidiary of Multi-Bank Services, Ltd. See Note 4 for transactions with Parent Company.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions and Revenue Recognition
Securities transactions are recorded on the trade date, as if they had settled. Profit and losses arising from all securities transactions are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Revenue is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the performance obligation. See Applied Accounting Pronouncement on next page.

Management Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Counterparty Credit Risk
The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company monitors its exposure to risk through a variety of control procedures, including daily review of trading positions.

Market Risk
Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates, and market volatility and liquidity. The Company manages risk by setting and monitoring adherence to risk limits and by hedging its positions.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Income Taxes

The Company files a consolidated Federal income tax return with its Parent Company. The provision for Federal income tax for the year ended December 31, 2018 is based on a separate return filing. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

The Company's deferred tax asset of $2,571,621 can be used to reduce income taxes payable in future years. The Company incurred an operating loss in 2018 which resulted in an operating loss carry forward of $1,505.365. The Company also has an interest carry forward of $59,000 as a result of the Company's interest expense exceeding interest income. The balance of the deferred tax asset $1,016,256 relates to the deferred compensation program.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through February 21, 2019, which is the same date the financial statements were available to be issued.

Applied Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance establishes the principles to apply to determine the amount and timing of revenue recognition, specifying the accounting for certain costs related to revenue, and requiring additional disclosures about the nature, amount, timing, and uncertainty of revenues and related cash flows. The guidance supersedes most of the current revenue recognition requirements. Between 2014 and 2016, the FASB issued additional ASUs clarifying specific accounting guidance related to Revenue from Contracts with Customers. The aforementioned ASUs are codified as Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers. The Company adopted the standard on January 1, 2018. The Company has evaluated the impact of ASC 606 and has determined that the timing of its revenue recognition to remain largely similar to the timing of revenue recognition under ASC 605, "Revenue Recognition."

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncement

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 establishes principles that require a lessee to recognize a lease asset and lease liability for those leases classified as operating leases under previous accounting principles generally accepted in the United States of America. ASU 2016-02 is effective for reporting periods beginning after December 15, 2019. The Company is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Note 3 – FAIR VALUE

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Note 3 – FAIR VALUE (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

	Level 1	Level 2	Level 3	Total
Assets:				
Corporate and other debt	$ -	$35,639,770	$ -	$ 35,639,770
U.S. government and agency	-	440,586,889	-	440,586,889
U.S. Treasuries	13,296,616	-	-	13,296,616
Municipal debt	-	17,580,467	-	17,580,467
Total securities owned	$ 13,296,616	$493,807,126	$ -	$507,103,742
Liabilities:				
U.S. government and agency	$ -	$370,494,378	$ -	$370,494,378
U.S. Treasuries	50,190,461			50,190,461
Corporate and Other Debt	-	285,000	-	285,000
Equities	21,273,189	-	-	21,273,189
Total securities sold, not yet purchased	$71,463,650	$370,779,378	$ -	$442,243,028

Note 4 - TRANSACTIONS WITH PARENT COMPANY

The Parent Company, Multi-Bank Services, Ltd. provides various administrative services to the Company, including furniture and fixtures. For the year ended December 31, 2018, administrative expenses charged to the Company amounted to $300,000.

Note 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2018, the Company's net capital was $55,488,971 and its required net capital was $583,918. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was .16 to 1.

Note 6 – DEFERRED COSTS

Deferred costs in the amount of $1,340,264 at December 31, 2018 are summarized as follows:

	Borrowing fees and related costs	Website Development costs	CRM Development costs	Total
Balance, 12/31/17	$ 789,570	$ 901,776	$ 96,518	$ 1,787,864
Additions	-	-	-	-
Amortization	(207,600)	(225,600)	(14,400)	(447,600)
Balance, 12/31/18	$ 581,970	$ 676,176	$ 82,118	$ 1,340,264

Borrowing fees and related costs represent amounts paid in connection with the financing of the subordinated debt. These amounts are being amortized over the term of the loan.

Website development costs represent amounts paid in connection with the website application and infrastructure development of a web-based platform as a means for financial institutions to research, trade, or obtain both brokered and non-brokered funding alternatives. These costs are being amortized over the estimated useful life of ten years.

CRM development costs represent amounts paid in connection with the development and customization of a customer relationship manager application. These costs are being amortized over the estimated useful life of ten years.

Note 7 – SUBORDINATED DEBT

The Company has a $40,000,000 subordinated loan agreement with a private investment firm. The loan beared interest at 10.5% per annum through May 31st, 2017. Beginning June 1, 2017 through maturity on November 16, 2021, the loan bears interest at 10% per annum. The debt is subordinate in right of payment to all claims of all other present and future creditors of the Company. The subordinated debt has been approved by the Financial Industry Regulatory Authority (FINRA) and is thus available in computing the Company's net capital under the SEC's net capital rule.

Note 8 - EMPLOYEES' BENEFIT PLAN

The Company maintains a defined contribution 401(k) benefit plan covering all eligible employees of the Company. Under provisions of the Plan, participating employees can elect to contribute to their account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Company at its discretion may make a matching contribution, which percentage will be determined each year by the Company. For the year ended December 31, 2018, the Company elected not to make a matching contribution.

Note 9 – DEFERRED COMPENSATION PLAN

The Company maintains a Deferred Compensation Plan available to a select group of management and highly compensated employees. The plan allows participants each year to elect to defer all or a portion of their salary and bonuses. All deferrals to the participants' accounts vest immediately. Deferred account balances earn interest at 7% per annum.

At December 31, 2018 the total deferred compensation is $4,839,313 which includes $680,289 of accrued interest.

Note 10 - OPERATING LEASE COMMITMENTS

The Company leases its primary operating facilities in Southfield, Michigan and Ft. Lauderdale, Florida. They also lease facilities in various other states. The minimum lease payments on these leases are summarized as follows:

Years Ended December 31,	Amount
2019	483,000
2020	480,000
2021	489,000
2022	145,000
2023	75,000

The lease agreements include escalation clauses that increase the minimum rental payment for increased lessor taxes and operating expenses.

For the year ended December 31, 2018, the total lease expense pursuant to the above operating leases amounted to $769,183.

Furniture and equipment is provided by the Parent Company, the charge for which is included in the administrative charges paid to the Parent Company, see Note 4.